Exhibit 23.3

Consent of Independent Business Valuation Firm
Reference is made to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Registration Statement”), relating to the initial public offering of shares of common stock of Stewart & Stevenson Inc. We hereby consent to the reference to our report dated August 22, 2006 and the use of information derived from such report under the caption “Unaudited Pro Forma Condensed Consolidated Financial Information” in the Registration Statement. We also hereby consent to the filling of this letter as an exhibit to the Registration Statement and to the reference to our firm in the section of the Prospectus therein included entitled “Experts.”

/s/ Ray Sheeler

Ray Sheeler	January 17, 2007
Managing Director